Settlement Agreement

I, John Stroh, agreement to settle my consulting contract with GA TC Health for a onetime payment of $15,000 and a payment of $7,500 for November and a payment of $7,500 for December of 2021. Starting in January 2022, I understand that I will continue to represent the GATC Health on a month-to-month basis for $5,000 per month, which can be terminated at any time by GATC Health. All previous agreements are null and void as of the signing of this agreement.

In witness whereof, the undersigned agree to this agreement as of October 15, 2021.

/s/ John Stroh

John Stroh

October 15, 2021

GATC Health

/s/ Jeff Moses

Jeff Moses, President

October 15, 2022